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04018266

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2004
WASH. D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BP 4/2

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SEC FILE NUMBER
8-46477

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2003_____ AND ENDING_____12/31/2003_____
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pactual Capital Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

527 Madison Avenue, 9th Floor
                                 (No. and Street)

New York   NY   10022
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Renato Moritz Cavalcanti   212-702-4103
                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
                                 (Name – if individual, state last, first, middle name)

757 Third Avenue   New York   NY   10022
  (Address)   (City)   (State)   Zip Code

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Renato Moritz Cavalcanti</u>, swear (or affirm) that, to the best of my knowledge and believe the accompanying financial statement and supporting schedules pertaining to the firm of <u>PACTUAL CAPITAL CORPORATION</u>, as of <u>December 31 2003</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>NONE</u>

_____
Signature

_____
Notary Public

<u>Attorney-In-Fact</u>
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).





PACTUAL CAPITAL CORPORATION
(A Wholly Owned Subsidiary of Pactual Capital International)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154



Independent Auditors' Report

The Board of Directors and Shareholder
Pactual Capital Corporation:

We have audited the accompanying statement of financial condition of Pactual Capital Corporation, a wholly owned subsidiary of Pactual Capital International, as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pactual Capital Corporation at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

March 10, 2004

KPMG LLP, a U.S. limited liability partnership, is the U.S.

PACTUAL CAPITAL CORPORATION
(A Wholly Owned Subsidiary of Pactual Capital International)
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	11,718,150
Cash segregated under Federal and other regulations		50,817
Receivables from broker-dealers and clearing organizations		237,571
Receivables from affiliates		814,250
Furniture, equipment, and leasehold improvements net of accumulated depreciation and amortization of $797,881		178,404
Prepaid expenses		40,562
Total assets	$	13,039,754

Liabilities and Shareholder's Equity

Accounts payable, accrued expenses, and other liabilities	$	798,115
Total liabilities		798,115
Shareholder's equity:		
Common stock, $0.01 par value. Authorized, issued, and outstanding 1000 shares		10
Additional paid-in capital		13,129,990
Accumulated deficit		(888,361)
Total shareholder's equity		12,241,639
Total liabilities and shareholder's equity	$	13,039,754

See accompanying notes to statement of financial condition.

PACTUAL CAPITAL CORPORATION
(A Wholly Owned Subsidiary of Pactual Capital International)

Notes to Statement of Financial Condition

December 31, 2003

(1) Organization

Pactual Capital Corporation (the Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 (the Rule) and is a nonclearing member of the National Association of Security Dealers, Inc. The Company is wholly owned by Pactual Capital International (the Parent).

The Company acts as a broker for Brazilian equity securities under an agreement with its foreign affiliate pursuant to the requirements of Rule 15a-6. The Company also acts as a broker for American Depository Receipts (ADRs) to U.S. institutional investors.

(2) Summary of Significant Accounting Policies

The Company prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements in addition to the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents are defined as amounts which are readily convertible into cash and highly liquid investments with a maturity of three months or less. At December 31, 2003, the Company had U.S. commercial paper of a large financial institution in the amount of $11 million maturing in January 2004.

The Company records income taxes utilizing the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled.

(3) Clearance Agreements

The Company has a clearance agreement (the Agreement) with U.S. Clearing Corporation (U.S. Clearing). U.S. Clearing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission (SEC). Under the terms of the agreement, U.S. Clearing clears the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations, should a customer of the Company defaults. The Company also clears customer Brazilian securities transactions on a delivery versus payment basis through its local brokers. The Company is exempt from the SEC Rule 15c3-3 pursuant to provision (k)(2)(i) and (k)(2)(ii), respectively, of such rule. Notwithstanding these exemptions, in certain circumstances the Company could be subjected to a reserve requirement if the customer does not pay or deliver its securities, or the counterparty is unable to pay or deliver its securities, a fail might occur. Accordingly, even though there was no reserve requirement as of December 31, 2003, the Company nevertheless maintained a deposit in a reserve account of $50,817 for this purpose.

(Continued)

(4) **Commitments**

The Company leases office space under an agreement which expires on September 30, 2004. In March 2004, the Company amended the lease to take on additional office space. The new lease expires in July 2014. The minimum rental commitments under the lease agreement are as follows:

Year ending:			
2004		$	400,348
2005			400,348
2006			400,348
2007			400,348
2008			400,348
Years thereafter to expiration of lease			2,427,751
		$	4,429,491

(5) **Related Party Transactions**

The Company has an agreement (the Agreement) with an affiliate pursuant to Rule 15a-6, promulgated under the Securities Exchange Act of 1934, which among other terms and conditions, provides that commissions generated pursuant to certain customer transactions are divided evenly between the Company and the affiliate. Included in receivables from broker-dealers and clearing organizations as of December 31, 2003 is commission to be received in the amount of $36,093.

The Company receives fees from an affiliate of the Parent for consulting services provided. The fees earned are primarily based on the costs incurred by the Company for providing the services. As of December 31, 2003, included in receivable from affiliate is such fee to be received in the amount of $410,274.

During 2003, the Company entered into an agreement with an affiliate to provide investment services. The fees earned are based on arms length pricing comparable to what the Company would have earned if the transactions were entered into with an unrelated third party. As of December 31, 2003, included in receivable from affiliate is such fee to be received in the amount of $403,976.

The Company has deposited $341,520 in a floating interest bearing account with an affiliated company, as of December 31, 2003. The amount is included in the cash and cash equivalents balance as of December 31, 2003.

(Continued)

(6) Income Tax

The Company has a deferred tax asset in the amount of $174,273 related primarily to net operating losses which will begin to expire in the year 2020 and can be offset against future taxable income. However, a valuation allowance of $174,273 has been established at December 31, 2003 against the deferred tax asset.

(7) Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method in computing regulatory capital, which requires that the Company maintain net capital, as defined, to be the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. The Company's net capital was $10,969,097, which was $10,719,097 in excess of its required net capital of $250,000.

(8) Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities involve executions and settlement of various securities transactions as agent. As a result, the Company is exposed to risk of loss on these transactions in the event customers, other brokers and dealers, depositories, or banks are unable to fulfill their contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.



KPMG LLP
345 Park Avenue
New York, NY 10154

The Board of Directors and Shareholder of
Pactual Capital Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Pactual Capital Corporation (the Company), a wholly owned subsidiary of Pactual Capital International, for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications and comparisons

2.   Recordation of differences required by Rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in the relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, SEC, the New York Stock Exchange and the National Association of Security Dealers, Inc., Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 10, 2004